CHINA 3C GROUP

                               368 HuShu Nan Road
                 HangZhou City, Zhejiang Province, China 310014


                                                                  August 5, 2009

Mr. Jay Williamson
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
150 F Street, N.E.
Washington D.C. 20549

     Re: China 3C Group
         Form 10-K
         Filed on April 15, 2009
         File No. 000-28767
         Form 10-Q
         Filed on May 15, 2009

Dear Mr. Williamson:

     China 3C Group (the "Company") understands that on or about June 29, 2009, the Staff of the Securities and Exchange Commission (the "Staff") transmitted a letter to the Company with respect to comments relating to the Annual Report on Form 10-K, for the fiscal year ended December 31, 2008 and to the Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2009. However, the Company did not receive a copy of this letter until after July 31, 2009, as a result of our legal counsel Loeb & Loeb LLP contacting the Staff to obtain a copy of the letter after having received a follow-up letter from the Staff that the comments had been outstanding since June 29, 2009.

     After discussions with our legal counsel and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than August 31, 2009. Due to various factors, including (1) the preparation of the Company's Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2009, and (2) additional time needed to thoroughly review the Staff's comments, together with the referenced Form 10-K and Form 10-Q with our internal accounting team and auditors, we require this additional time to respond.

     Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at
(212) 407-4159 with any questions or concerns in this regard.

                                   Sincerely,


                                   /s/ Zhenggang Wang
                                   -----------------------------
                                   Zhenggang Wang
                                   Chief Executive Officer
cc: Mitchell Nussbaum
    Loeb & Loeb LLP